UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

International General Insurance Holdings Ltd.

(Name of Issuer)

Common Shares $0.01 par value

(Title of Class of Securities)

G4809J106

(CUSIP Number)

Michael T. Gray

3601 N Interstate 10 Service Rd W

Metairie, LA70002

with a copy to:

Stuart Neuhauser, Esq.

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, NY 10105

(212) 370-1300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 6, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4809J106

1.	Names of Reporting Person. Michael T. Gray

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 1,199,571

	8.	Shared Voting Power: 1,262,741

	9.	Sole Dispositive Power: 145,179

	10.	Shared Dispositive Power: 900,003

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,462,312

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.1%

14.	Type of Reporting Person (See Instructions): IN

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is to the common shares, par value $0.01 per share (“Common Shares”), of International General Insurance Holdings Ltd., a Bermuda exempted company (the “Issuer”). The principal executive office of the Issuer is located at 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by Michael T. Gray (the “Reporting Person”), a member of the Board of Directors (the “Board”) of the Issuer.

(b) The address and principal office of the Reporting Person is 3601 N Interstate 10 Service Rd W, Metairie, LA70002.

(c) The Reporting Person serves as the Chief Executive Officer and President of The Gray Insurance Company, 3601 N Interstate 10 Service Rd W, Metairie, LA70002.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the initial public offering (“IPO”) of Tiberius Acquisition Corporation (“Tiberius”), the predecessor of the Issuer, Lagniappe Ventures LLC (“Lagniappe”) purchased 4,312,500 shares of Tiberius common stock for an aggregate purchase price of $25,000. Lagniappe also purchased 4,500,000 warrants to purchase 4,500,000 shares of Tiberius common stock for an aggregate purchase price of $4,500,000 in connection with the closing of the IPO. Lagniappe transferred an aggregate of 60,000 shares to Tiberius’s independent directors. In March 2018, Lagniappe extended a non-interest bearing loan to Tiberius in the amount of $1,725,000 (the “Sponsor Loan”), which was to become due upon the completion of a business combination. The source of these funds was the working capital of Lagniappe. The Reporting Person is the managing member of Lagniappe.

On March 17, 2020, the Issuer consummated the transactions contemplated by the business combination agreement, dated as of October 10, 2019 (as amended, the “Business Combination Agreement”), entered into by and among Tiberius, Lagniappe, International General Insurance Holdings Limited (“IGI”), Tiberius Merger Sub, Inc. (“Merger Sub”) and the other parties thereto. The Business Combination Agreement provided for, among other things, (i) the merger of Merger Sub with and into Tiberius, with Tiberius surviving the merger and the security holders of Tiberius becoming security holders of the Issuer, and (ii) the exchange of all of the outstanding share capital of IGI by the shareholders of IGI for a combination of Common Shares and aggregate cash consideration of $80.0 million (the “Business Combination”). In connection with the Business Combination, Lagniappe forfeited 180,000 shares of Tiberius common stock, and the Sponsor transferred 4,500,000 warrants and 1,131,148 shares of Tiberius common stock to certain parties affiliated with IGI. Following the Business Combination, Lagniappe owned 2,902,152 Common Shares. On April 6, 2020, Lagniappe transferred 2,055,312 Common Shares to the Reporting Person, including 750,000 Common Shares to The Gray Insurance Company (“Gray Insurance”), of which the Reporting Person is the President, and 105,741 Common Shares to his wife Linda Gray, for which shares he disclaims beneficial ownership. In connection with the Business Combination, Gray Insurance also purchased 407,000 shares of Tiberius common stock for approximately $4.0 million as part of a private placement, which shares were exchanged for 407,000 Common Shares. Approximately $934,000 of the Sponsor Loan was repaid at the closing of the Business Combination and the Sponsor waived the repayment of the remaining $791,000 balance of the Sponsor Loan.

The information set forth in Item 4 and Item 6 is incorporated by reference herein.

Item 4.	Purpose of Transaction.

The Reporting Person is a director of the Issuer. Except in his capacity as a director of the Issuer, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

The Reporting Person reserves the right to increase or decrease his position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, including the exercise of warrants, on such terms and at such times as the Reporting Person may deem advisable.  The Reporting Person reserves the right to change his intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate percentage of Common Shares reported owned by the Reporting Person is based upon 48,447,306 Common Shares outstanding as of April 27, 2020, which is the total number of Common Shares outstanding as reported in the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 30, 2020.

As of the filing date of this Schedule 13D, the Reporting Person beneficially owned 2,462,312 Common Shares, consisting of: (1) 1,157,000 Common Shares owned by Gray Insurance, including 256,997 contingent unvested Common Shares that vest at $11.50 per share, (2) 1,054,392 contingent unvested Common Shares owned directly by the Reporting Person, including 263,499 Common Shares that vest at $11.50 per share, 122,032 Common Shares that vest at $12.75 per share, 417,396 Common Shares that vest at $14.00 per share and 251,465 Common Shares that vest at $15.25 per share, with respect to which the Reporting Person has the right to vote and receive dividends and (3) 105,741 unvested Common Shares owned by the Reporting Person‘s wife Linda Gray, for which shares he disclaims beneficial ownership, including 20,293 Common Shares that vest at $11.50 per share, 13,184 Common Shares that vest at $12.75 per share, 45,096 Common Shares that vest at $14.00 per share and 27,168 Common Shares that vest at $15.25 per share. As of such date, in accordance with SEC rules for calculating percentages of beneficial ownership, the 2,462,312 Common Shares beneficially owned by the Reporting Person represented approximately 5.1% of the outstanding Common Shares of the Issuer.

(b) As of the filing date of this Schedule 13D, the Reporting Person has:

(i)	sole power to vote or direct the vote of 1,199,571 Common Shares;
(ii)	shared power to vote or direct the vote of 1,262,741 Common Shares;
(iii)	sole power to dispose or direct the disposition of 145,179 Common Shares; and
(iv)	shared power to dispose or direct the disposition of 900,003 Common Shares.

As of the filing date of this Schedule 13D, the Reporting Person has the right to vote, but not the right to dispose or direct the disposition of, the 1,417,130 contingent unvested Common Shares beneficially owned by the Reporting Person. The Reporting Person will not have investment power over such shares until the vesting thereof.

(c) Except as otherwise described in Item 4 and Item 6 and elsewhere in this Schedule 13D, no transactions in the Common Shares were effected by the Reporting Person during the past 60 days.

(d) Except as set forth herein, to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares beneficially owned by the Reporting Person.

(e) Not applicable.

The information set forth in Items 4 and 6 is incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise set forth herein and elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Issuer between the Issuer and the Reporting Person.

Letter Agreement

In connection with the IPO, the Reporting Person entered into a letter agreement, dated March 15, 2018 (the “Letter Agreement”), with Tiberius pursuant to which the Reporting Person agreed to, among other things, certain transfer restrictions on his Tiberius securities. Specifically, the Letter Agreement provides that the securities are not transferable or salable (i) in the case of the shares, until the earlier of (A) one year after the completion of Tiberius’s initial business combination or (b) subsequent to the completion of Tiberius’s initial business combination, (x) if the last sales price of the shares equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial business combination, or (y) the date on which Tiberius completes a liquidation, merger, stock exchange or other similar transaction that results in all of the stockholders having the right to exchange their shares for cash, securities or other property and (ii) in the case of the warrants and the shares underlying such warrants, until 30 days after the completion of Tiberius’s initial business combination, subject to certain exceptions. The foregoing description is qualified in its entirety by the terms of the Letter Agreement, a copy of which is attached hereto as Exhibit 99.1.

Registration Rights Agreement

On March 15, 2018, in connection with the IPO, the Issuer, Lagniappe and other parties entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which certain holders were granted certain demand and “piggyback” registration rights, which were subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. Tiberius also agreed to file within 30 days after the closing of a business combination a resale registration statement on Form F-1, F-3, S-1 or S-3 covering all “Registrable Securities” thereunder and to use its commercially reasonable efforts to cause such registration statement to be declared effective as soon as possible thereafter. In connection with the consummation of the Business Combination, on March 17, 2020, the Issuer, Lagniappe and certain other parties to the Registration Rights Agreement entered into an amendment to the Registration Rights Agreement (the “Amendment”) whereby the Issuer assumed Tiberius’s obligations under the Registration Rights Agreement. The foregoing description is qualified in its entirety by the terms of the Registration Rights Agreement and the Amendment, copies of which are attached hereto as Exhibit 99.2 and Exhibit 99.3, respectively.

Sponsor Share Letter

Simultaneously with the execution of the Business Combination Agreement on October 10, 2019, Lagniappe, Tiberius, and the other parties thereto entered into a letter agreement (the “Sponsor Share Letter”), pursuant to which Lagniappe agreed, among other things, to: (a) transfer at the closing of the Business Combination (the “Closing”) (i) 4,500,000 of its Tiberius private warrants and (ii) 1,039,200 of its Tiberius founder shares to certain parties affiliated with IGI, and (b) subject 1,973,300 of its remaining Tiberius founder shares (the “Earnout Shares”) to potential vesting and share acquisition obligations as set forth therein, and (c) not transfer any of its Tiberius securities prior to the Closing and to vote in favor of the Business Combination.

The Earnout Shares cannot be transferred unless and until they vest in accordance with the requirements of the Sponsor Share Letter. Any Earnout Shares that fail to vest on or prior to the eight year anniversary of the Closing (the period from the Closing until such date, the “Earnout Period”) will be transferred to the Issuer for cancellation. The Earnout Shares will vest and no longer be subject to acquisition by the Issuer for cancellation upon the achievement of certain specified price targets and will automatically vest and no longer be subject to acquisition by the Issuer for cancellation upon the occurrence of certain events specified therein.

The foregoing description is qualified in its entirety by the terms of Sponsor Share Letter, a copy of which is attached hereto as Exhibit 99.4.

Subscription Agreement

Simultaneously with the execution of the Business Combination Agreement on October 10, 2019, Tiberius entered into subscription agreements (“Subscription Agreements”) with certain investors (the “PIPE Investors”), pursuant to which Tiberius agreed to issue and sell to the PIPE Investors an aggregate of $23,611,809 of Tiberius common stock at a price of $10.20 per share immediately prior to, and subject to, the Closing, which became Common Shares in the Business Combination. In connection with the Closing, Gray Insurance assumed the rights and obligations for one of the PIPE Investors. Accordingly, Tiberius issued 269,500 shares of Tiberius common stock to Gray Insurance for approximately $2.75 million, which shares were exchanged for 269,500 Common Shares in the Business Combination. The PIPE Investors were given registration rights in the Subscription Agreements pursuant to which the Issuer, as the successor to Tiberius, agreed to file a resale registration statement for the shares issued to the PIPE Investors within 30 days after the Closing and use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof.

The foregoing description of the Subscription Agreement is qualified in its entirety by the terms of the agreement, a copy of which is attached hereto as Exhibit 99.5.

Forward Purchase Contract

In connection with the IPO, Tiberius obtained forward purchase commitments from four investors who committed to purchase Tiberius securities for $25 million in connection with Tiberius’s initial business combination. Prior to the Closing, Gray Insurance assumed the rights and obligations of one of the investors under his forward purchase contract. Accordingly, Tiberius issued 137,500 shares of Tiberius common stock to Gray Insurance for $1.25 million, which shares were exchanged for 137,500 Common Shares in the Business Combination. Following the consummation of the Business Combination, the Issuer was required to file and maintain an effective registration statement covering the resale of the securities issued pursuant to the forward purchase contract.

The foregoing description of the forward purchase contract is qualified in its entirety by the terms of the agreement, a copy of which is attached hereto as Exhibit 99.6.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter Agreement, dated as of March 15, 2018, by and between Tiberius, its officers, directors and Lagniappe (incorporated by reference to Exhibit 10.1 to Tiberius’s Current Report on Form 8-K (File No. 001-38422) filed with the SEC on March 21, 2018).

99.2	Registration Rights Agreement, dated as of March 15, 2018, by and among Tiberius, Lagniappe and the other parties thereto (incorporated by reference to Exhibit 10.3 to Tiberius’s Current Report on Form 8-K filed with the SEC on March 21, 2018).

99.3	Amendment, dated as of March 17, 2020, to Registration Rights Agreement by and among the Issuer, Tiberius, Lagniappe and the other parties thereto (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-1 filed by the Issuer on April 14, 2020).

99.4	Letter Agreement, dated as of October 10, 2019, by and among Lagniappe, Tiberius, IGI, Wasef Jabsheh, Argo Re Limited and, pursuant to a joinder thereto, the Issuer (incorporated by reference to Exhibit 10.9 to Tiberius’s Current Report on Form 8-K (File No. 001-38422) filed with the SEC on October 17, 2019).

99.5	Form of Subscription Agreement, dated as of October 10, 2019, between Tiberius and the subscriber named therein (incorporated by reference to Exhibit 10.12 to Tiberius’s Current Report on Form 8-K (File No. 001-38422) filed with the SEC on October 17, 2019).

99.6	Forward Purchase Contract, dated as of January 11, 2018, between Tiberius and Peter Wade (incorporated by reference to Exhibit 10.12 to Tiberius’s Registration Statement on Form S-1 (File No. 333-223098) filed with the SEC on March 7, 2018).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: May 13, 2020

/s/ Michael T. Gray
Michael T. Gray

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)